VIA EDGAR

January 23, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Gus Rodriguez
David Irving
Christopher Dunham
Michael Clampitt

Re:	Park Sterling Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 15, 2013
Form 10-Q for the Period Ended September 30, 2013
Filed November 8, 2013
File No. 001-35032

Ladies and Gentlemen:

Please accept this letter as the responses of Park Sterling Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated December 23, 2013 (the “Comment Letter”) with respect to Park Sterling’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) and Form 10-Q for the fiscal period ended September 30, 2013 (the “Form 10-Q”).

For ease of reference, we have repeated each of the Staff’s comments below, followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 33

1.

You disclose an “Adjusted allowance for loan losses to total loans” non-GAAP financial measure on page 33. Please consider removing this credit metric in future filings or tell us why you believe an adjustment to add acquisition accounting net fair market value adjustments to acquired loans to the allowance for loan losses is relevant to the non-acquired loans. In other words, this ratio makes it appear that the fair market value adjustments for credit losses on acquired loans are available for credit losses on all of your loans, including the non-acquired loans. Please also tell us how this non-GAAP measure facilitates comparison with your peers. In addition, since this is not a common non-GAAP measure, please tell us the peer group of companies that you believe this non-GAAP financial measure facilitates comparison with.

United States Securities and Exchange Commission

January 23, 2014

Page | 2

The Company discloses the non-GAAP credit metric “Adjusted allowance for loan losses to total loans” to provide supplemental information to investors on the combined allowance for loan losses and acquisition accounting fair market value adjustments compared to the combined non-acquired and acquired loan portfolios. The Company believes this additional metric, which was introduced to the Company by its federal banking regulators, is relevant since it provides a comprehensive perspective on the credit loss protection available to a loan portfolio that includes:

(i)	non-acquired loans accounted for under ASC 310-20, for which the allowance for loan losses is available to absorb credit losses;

(ii)

performing acquired loans accounted for under ASC 310-20, for which both the allowance for loan losses and the remaining net acquisition fair market value adjustment are available to absorb credit losses (based on the allocation of that fair market value adjustment to individual loans); and

(iii)

purchase credit impaired (“PCI”) loans accounted for under ASC 310-30, for which both a specific portion of the allowance for loan losses and the remaining net acquisition fair market value adjustment are available to absorb credit losses (based on the allocation of that fair market value adjustment to the related PCI pools).

At December 31, 2012, acquired loans comprised a majority, or 63%, of the Company’s total loans. These acquired loans resulted from the acquisitions of (i) Community Capital Corporation (“Community Capital”) in November 2011, which contributed approximately $388.2 million in total loans (including loans held for sale), after fair market value adjustments, and (ii) Citizens South Financial Corporation (“Citizens South”) in October 2012, which contributed approximately $683.5 million in total loans (including loans held for sale), after fair market value adjustments.

The Company recognizes that it is increasingly difficult for investors and other readers of financial statements to compare loan portfolios across different banks given: (i) variations in the mix of loan portfolios based on their construct, to include originated loans, loans acquired in open bank or whole-loan transactions, and loans acquired in FDIC assisted transactions; and (ii) variations in accounting standards associated with those different constructs. The purpose of the Company’s non-GAAP disclosure of adjusted allowance to total loans is to enhance investors’ understanding of the credit loss protection available to the entire loan portfolio, given that the GAAP disclosure of allowance to total loans fails to consider the material percentage of the Company’s loan portfolio that is comprised of acquired loans that carry fair market value adjustments. Therefore, the Company respectfully submits to Staff that the non-GAAP disclosure of adjusted allowance to loan losses provides necessary information for investors to evaluate the Company’s loan portfolio.

United States Securities and Exchange Commission

January 23, 2014

Page | 3

The Company tracks the performance of the following peer institutions for comparative purposes, each of which is either headquartered in or competes in one or more of the Company’s markets:

		Total Assets		Acquired Assets
Institution Name	Ticker Symbol	12/31/2008	12/31/2012	Open Bank	Failed Bank	% Assets Acquired

American National Bankshares Inc.	AMNB	$789,184	$1,283,687	$552,299	$--	70%
Ameris Bancorp	ABCB	2,407,090	3,019,052	--	1,887,200	78%
BNC Bancorp	BNCN	1,577,273	3,083,788	694,341	822,521	96%
Capital Bank Financial Corp.	CBF	NA	7,301,716	7,293,611	1,388,261	n.a.
CommunityOne Bancorp	COB	2,044,434	2,151,564	987,902	--	48%
First Bancorp	FBNC	2,755,977	3,246,859	--	1,149,062	42%
First Community Bancshares, Inc.	FCBC	2,133,312	2,728,867	438,315	483,375	43%
First Financial Holdings, Inc.	SCBT	2,766,710	5,136,656	1,498,077	1,611,733	112%
NewBridge Bancorp	NBBC	2,078,627	1,708,707	--	--	0%
Palmetto Bancshares, Inc.	PLMT	1,370,327	1,145,939	--	--	0%
Park Sterling Corporation	PSTB	428,076	2,034,446	1,729,749	--	404%
Peoples Bancorp of North Carolina, Inc.	PEBK	968,762	1,013,516	--	--	0%
TowneBank	TOWN	3,133,589	4,405,926	168,000	--	5%
United Community Banks, Inc.	UCBI	8,520,765	6,802,259	--	364,000	4%
VantageSouth Bancshares, Inc.	VSB	968,085	1,085,132	--	--	0%
Yadkin Financial Corporation	YDKN	1,524,291	1,923,572	529,850	--	35%
Source: SNL Financial; $ in thousands

Between December 31, 2008 and December 31, 2012, excluding the Company, (i) four of these peer institutions completed acquisitions of open banks; (ii) three completed acquisitions of failed banks; (iii) four completed acquisitions of both open banks and failed banks; and (iv) four completed no bank acquisitions. The relative magnitude of these acquisitions varies significantly by institution, with the Company’s 404% ratio of acquired assets to beginning assets placing at the high end of the range. As discussed above, it is increasingly difficult for investors and other readers of financial statements to compare loan portfolios given these variations in both their construct and associated accounting standards. The Company’s non-GAAP disclosure of adjusted allowance to total loans should, therefore, facilitate comparisons to these other banks whether or not the other banks provide similar disclosures.

United States Securities and Exchange Commission

January 23, 2014

Page | 4

In future filings, the Company will provide disclosure in connection with the presentation of this non-GAAP financial measure which specifically notes that net fair market value acquisition accounting adjustments are not available to offset losses on non-acquired loans. The Company will additionally disclose that this measure is presented to provide supplemental information on the credit loss protection available to the loan portfolio.

2.

You disclose period-end dilutive shares of 44,027,233 under tangible book value per share. However, you divided the tangible common equity by dilutive common shares outstanding of 44,014,415. Please reconcile this difference for us and revise in future filings.

At December 31, 2012, period-end dilutive shares was 44,027,233, as properly noted in the calculation of period end dilutive shares in the table. The Company inadvertently used the incorrect number of 44,014,415 period end dilutive shares in the calculation of tangible book value per share. In future filings, the Company will correct this calculation. Please note that the calculated disclosure of tangible common book value per share of $5.05 was not affected by use of the incorrect number.

Note 21 – Park Sterling Corporation (Parent Only), page 117

3.

You disclose an increase in net cash provided by operating activities of $6.6 million in 2012. All of this increase is due to a $7 million increase in other liabilities. However, accrued interest payable and accrued expenses and other liabilities that appear to comprise your other liabilities decreased from $3.9 million in 2011 to $3.2 million in 2012. Since the decrease in these liabilities represents a use of cash it is unclear how you computed the $7 million increase in other liabilities that represents a source of cash. Furthermore, you do not present the increase in your subordinated debt from $5.4 million in 2011 to $14.7 million in 2012 as a financing cash inflow. Please revise to disclose the subordinated debt amounts borrowed as cash provided by financing activities.

The Company’s parent company only statement of cash flow erroneously included a misclassification of a non-cash transfer of $6.5 million in both the operating and financing sections thereby causing “other liabilities” and “investment in banking subsidiary” to appear artificially inflated. This miscalculation impacted only the parent only statement of cash flow presented in Note 21, by overstating parent only cash flows from operations and understating parent only cash flows from financing. The miscalculation did not impact the Consolidated Statement of Cash Flow, nor did it impact Consolidated Equity, Consolidated Net Income, Consolidated Total Assets or Consolidated Cash Flows from Operations. The revised parent company only statement of cash flow for the year ended December 31, 2012 is provided below. The Company will revise the parent company only statement of cash flow accordingly in future filings.

United States Securities and Exchange Commission

January 23, 2014

Page | 5

Condensed Statements of Cash Flow

December 31, 2012
(Dollars in thousands)
Cash flows from operating activities
Net income (loss) to common shareholders	$4,343
Adjustments to reconcile net income (loss) to net cash provided (used for) by operating activities:
Equity in undistributed (earnings) loss in banking subsidiary	(3,613)
Depreciation expense	4
Amortization (accretion) of investment securities available-for-sale	499
Net gains on sales of investment securities available-for-sale	(989)
Change in assets and liabilities:
(Increase) decrease in other assets	669
Increase (decrease) in accrued interest payable	(1,272)
Increase in other liabilities	421
Net cash provided by (used for) operating activities	62

Cash flows from investing activities
Proceeds from maturities and call of investment securities available-for-sale	30,607
Proceeds from sales of nonmarketable equity securities	17
Acquisition of Citizens South	(24,283)
Net cash provided by (used for) investing activities	6,341

Cash flows from financing activities
Purchase of stock	(15)
Investment in banking subsidiary	(5,000)
Divdends on preferred stock	(51)
Net cash provided by (used for) financing activities	(5,066)

Net increase in cash and cash equivalents	1,337

Cash and cash equivalents, beginning	7,641

Cash and cash equivalents, ending	$8,978

Supplemental disclosure of noncash investing activities:
Change in unrealized gain on available-for-sale securities, net of tax	318
Transfer from investment securities to investment in subsidiary	(6,541)

The Company acknowledges the change in subordinated debt at the parent level from $5.4 million in 2011 to $14.7 million in 2012. The Company notes that additional subordinated debt of $8.8 million was assumed in connection with the acquisition of Citizens South in 2012, as disclosed in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition - Borrowings on page 51 of the Form 10-K. As such, this portion of the increase in subordinated debt did not involve a cash transaction, except indirectly through the payment of cash consideration in connection with the acquisition. This outlay of cash consideration is appropriately reflected in the investing activities for 2012. The remaining $0.5 million increase in subordinated debt from December 31, 2011 to December 31, 2012 represents the reduction of the fair value mark through amortization and is appropriately reflected in “other liabilities” in the operating section of the Condensed Statement of Cash Flow. Accordingly, the Company respectfully advises the Staff that the Company believes it has properly disclosed the Parent Company Only Condensed Statement of Cash Flow as it relates to subordinated debt.

United States Securities and Exchange Commission

January 23, 2014

Page | 6

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 4 – Investments, page 10

4.

We note that “All other debt securities’ represented 9% and 46% of total assets and total available-for-sale securities at September 30, 2013, respectively. We further note that you had collateralized agency mortgage obligations of $55.9 million at December 31, 2012. We did not note collateralized agency mortgage obligations as a security type in the September 30, 2013 10-Q. Please tell us all the security types included in “All other debt securities’ and quantify at September 30, 2013. Please revise future filings to break out all material security types of investment securities and include the disclosure requirements in ASC 320-10-50 for all major security types.

The security types included in “All other debt securities” at September 30, 2013, totaling $152.7 million in fair value, are shown in the table below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
September 30, 2013
All other debt securities:
Residential agency collateralized mortgage obligations	$82,959	$324	$(1,636)	$81,647
Asset-backed securities	69,142	--	(2,666)	66,676
Corporate and other debt securities	4,461	--	(125)	4,336
All other debt securities	$156,562	$324	$(4,227)	$152,659

In future filings, the Company will break out all material security types of investment securities and include the appropriate ASC 320-10-50 disclosures for all such material security types. The material components of the Company’s investment securities, based on the Company’s current portfolio and noting the balances at September 30, 2013, as an example, are shown in the table below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
September 30, 2013
Securities available for sale:
U.S. Government agencies	$514	$49	$--	$563
Municipal securities	15,830	784	--	16,614
Residential agency mortgage-backed securities	93,744	1,265	(349)	94,660
Residential agency collateralized mortgage obligations	82,959	324	(1,636)	81,647
Commercial mortgage-backed securities	66,739	--	(4,678)	62,061
Asset-backed securities	69,142	--	(2,466)	66,676
Corporate and other debt securities	4,461	--	(125)	4,336
Equity securities	1,393	446	--	1,839
Total securities available for sale	$334,782	$2,868	$(9,254)	$328,396

United States Securities and Exchange Commission

January 23, 2014

Page | 7

Securities held-to-maturity:
U.S. Government agencies	$--	$--	$--	$--
Municipal securities	--	--	--	--
Residential agency mortgage-backed securities	15,748	143	--	15,891
Residential agency collateralized mortgage obligations	5,053	78	--	5,131
Commercial mortgage-backed securities	--	--	--	--
Asset-backed securities	5,835	--	(177)	5,658
Corporate and other debt securities
Equity securities	--	--	--	--
Total securities held-to-maturity	$26,636	$221	$(177)	$26,680

Note 5 - Loans and Allowance for Loan Losses, page 13

5.

We note your disclosure that, during the third quarter of 2013, you further segregated the AC&D portfolio into three collateral types: (i) CRE construction, (ii) 1-4 family construction and (iii) development (lots and land). Please tell us how you considered the guidance in ASC 310-10-55-16 through 18 and in determining if these collateral types meet the definition of classes of financing receivables. If these collateral types are classes of financing receivables, please include the disclosure requirements of ASC 310-10-50 in future filings and include in your response as well.

The Company respectfully submits to the Staff that at September 30, 2013, when the Company changed its methodology related to the AC&D portfolio as noted above, it did consider ASC 310-10-55-16 through 18 and determined that these loans were similar enough to be considered a single class of financing receivable. However, upon consideration of the Staff’s comment, the Company will further segregate its AC&D portfolio in future filings. The Company will present its loan portfolio as is indicated in the following tables, using its loan portfolio at September 30, 2013 as an example and will provide additional narrative as required by ASC 310-10-50 in future filings.

United States Securities and Exchange Commission

January 23, 2014

Page | 8

The Company’s loan portfolio was comprised of the following at:

	September 30, 2013
	PCI loans	All other loans	Total
	(dollars in thousands)
Commercial:
Commercial and industrial	$6,488	$125,035	$131,523
Commercial real estate (CRE) - owner-occupied	39,545	233,795	273,340
CRE - investor income producing	64,087	307,816	371,903
Acquisition, construction and development
(AC&D) - 1-4 Family Construction	1,314	21,714	23,028
AC&D - CRE Construction	1,930	53,883	55,813
AC&D - Lots and Land	25,921	38,022	63,943
Other commercial	142	3,799	3,941
Total commercial loans	139,427	784,064	923,491

Consumer:
Residential mortgage	34,784	139,996	174,780
Home equity lines of credit (HELOC)	1,736	144,748	146,484
Residential construction	7,459	39,040	46,499
Other loans to individuals	1,356	23,369	24,725
Total consumer loans	45,335	347,153	392,488
Total loans	184,762	1,131,217	1,315,979
Deferred costs (fees)	-	363	363
Total loans, net of deferred costs (fees)	$184,762	$1,131,580	$1,316,342

United States Securities and Exchange Commission

January 23, 2014

Page | 9

The following tables present, by portfolio segment, the activity in the allowance for loan losses for the three and nine months ended September 30, 2013.

	Commercial and industrial	CRE - owner-occupied	CRE - investor income producing	AC&D	AC&D - 1-4 Family Construction	AC&D - CRE Construction	AC&D - Lots and Land	Other commercial	Residential mortgage	Home equity lines of credit	Residential construction	Other loans to individuals	Total
	(dollars in thousands)
For the three months ended September 30, 2013
Allowance for Loan Losses, excluding PCI:
Balance, beginning of period	$1,585	$343	$1,419	$3,930	$-	$-	$-	$4	$267	$1,311	$518	$86	$9,463
Provision for loan losses	539	57	26	(3,930)	971	290	1,429	1	284	357	(44)	20	-
Charge-offs	(634)	(12)	(9)	-	(88)	-	-	-	(125)	(68)	-	(22)	(958)
Recoveries	52	1	26	-	-	-	-	1	32	16	2	11	141
Net charge-offs	(582)	(11)	17	-	(88)	-	-	1	(93)	(52)	2	(11)	(817)
Balance, end of period	$1,542	$389	$1,462	$-	$883	$290	$1,429	$6	$458	$1,616	$476	$95	$8,646

PCI Impairment Allowance for Loan Losses:
Balance, beginning of period	$216	$-	$1	$445	$-	$-	$-	$-	$394	$3	$289	$36	$1,384
PCI impairment charge-offs	(216)	-	-	(163)	-	-	-	-	(311)	-	(233)	(36)	(959)
PCI impairment recoveries	-	-	-	-	-	-	-	-	-	-	-	-	-
Net PCI impairment charge-offs	(216)	-	-	(163)	-	-	-	-	(311)	-	(233)	(36)	(959)
PCI provision for (release of) provision for loan losses	-	-	(1)	(282)	-	-	-	-	(77)	(3)	(56)	-	(419)
Benefit attributable to FDIC loss share agreements	-	-	-	-	-	-	-	-	-	-	-	-	-
Total provision for loan losses charged to operations	-	-	(1)	(282)	-	-	-	-	(77)	(3)	(56)	-	(419)
Provision for loan losses recorded through FDIC loss share receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance, end of period	$-	$-	$-	$-	$-	$-	$-	$-	$6	$-	$-	$-	$6
Total Allowance for Loan Losses	$1,542	$389	$1,462	$-	$883	$290	$1,429	$6	$464	$1,616	$476	$95	$8,652

For the nine months ended September 30, 2013
Allowance for Loan Losses, excluding PCI:
Balance, beginning of period	$849	$496	$1,102	$4,157	$-	$-	$-	$8	$454	$1,463	$1,046	$49	$9,624
Provision for loan losses	1,740	(64)	131	(4,157)	802	290	859	(3)	69	756	(616)	66	(127)
Charge-offs	(1,190)	(52)	(230)	-	(88)	-	(6)	-	(128)	(660)	(49)	(52)	(2,455)
Recoveries	143	9	459	-	169	-	576	1	63	57	95	32	1,604
Net charge-offs	(1,047)	(43)	229	-	81	-	570	1	(65)	(603)	46	(20)	(851)
Balance, end of period	$1,542	$389	$1,462	$-	$883	$290	$1,429	$6	$458	$1,616	$476	$95	$8,646

PCI Impairment Allowance for Loan Losses:
Balance, beginning of period	$225	$-	$-	$542	$-	$-	$-	$-	$200	$-	$-	$-	$967
PCI impairment charge-offs	(216)	-	(16)	(177)	-	-	-	(386)	(311)	-	(233)	(36)	(1,375)
PCI impairment recoveries	-	-	-	25	-	-	-	-	-	-	-	-	25
Net PCI impairment charge-offs	(216)	-	(16)	(152)	-	-	-	(386)	(311)	-	(233)	(36)	(1,350)
PCI provision for loan losses	(9)	-	16	(390)	-	-	-	386	117	-	233	36	389
Benefit attributable to FDIC loss share agreements	(104)	-	(1)	(192)	-	-	-	-	-	-	-	-	(297)
Total provision for loan losses charged to operations	(113)	-	15	(582)	-	-	-	386	117	-	233	36	92
Provision for loan losses recorded through FDIC loss share receivable	104	-	1	192	-	-	-	-	-	-	-	-	297
Balance, end of period	$-	$-	$-	$-	$-	$-	$-	$-	$6	$-	$-	$-	$6
Total Allowance for Loan Losses	$1,542	$389	$1,462	$-	$883	$290	$1,429	$6	$464	$1,616	$476	$95	$8,652

United States Securities and Exchange Commission

January 23, 2014

Page | 10

The following table presents, by portfolio segment, the balance in the allowance for loan losses disaggregated on the basis of the Company’s impairment measurement method and the related recorded investment in loans at September 30, 2013.

	Commercial and industrial	CRE - owner-occupied	CRE - investor income producing	AC&D - 1-4 Family Construction	AC&D - CRE Construction	AC&D - Lots and Land	Other commercial	Residential mortgage	Home equity lines of credit	Residential construction	Other loans to individuals	Total
	(dollars in thousands)
At September 30, 2013
Allowance for Loan Losses:
Individually evaluated for impairment	$16	$24	$202	$-	$-	$-	$-	$182	$509	$13	$-	$946
Collectively evaluated for impairment	1,526	365	1,260	883	290	1,429	6	276	1,107	463	95	7,700
	1,542	389	1,462	883	290	1,429	6	458	1,616	476	95	8,646
Purchased credit-impaired	-	-	-	-	-	-	-	6	-	-	-	6
Total	$1,542	$389	$1,462	$883	$290	$1,429	$6	$464	$1,616	$476	$95	$8,652

Recorded Investment in Loans:
Individually evaluated for impairment	$326	$2,266	$3,850	$-	$-	$2,275	$153	$4,951	$3,287	$79	$62	$17,249
Collectively evaluated for impairment	124,709	231,529	303,966	21,714	53,883	35,747	3,646	135,045	141,461	38,961	23,307	1,113,968
	125,035	233,795	307,816	21,714	53,883	38,022	3,799	139,996	144,748	39,040	23,369	1,131,217
Purchased credit-impaired	6,488	39,545	64,087	1,314	1,930	25,921	142	34,784	1,736	7,459	1,356	184,762
Total	$131,523	$273,340	$371,903	$23,028	$55,813	$63,943	$3,941	$174,780	$146,484	$46,499	$24,725	$1,315,979

United States Securities and Exchange Commission

January 23, 2014

Page | 11

The Company's credit quality indicators are periodically updated on a case by case basis. The following tables present the recorded investment in the Company's loans as of September 30, 2013, by loan class and by credit quality indicator.

	As of September 30, 2013
	Commercial		CRE-Investor	AC&D	AC&D	AC&D
	and	CRE-Owner	Income	1-4 Family	CRE	Lots	Other	Total
(dollars in thousands)	Industrial	Occupied	Producing	Construction	Construction	and Land	Commercial	Commercial
Pass	$130,891	$266,152	$363,597	$22,265	$55,813	$56,695	$3,677	$899,090
Special mention	351	4,092	3,584	273	-	5,582	111	13,993
Classified	281	3,095	4,722	490	-	1,666	154	10,408
Total	$131,523	$273,339	$371,903	$23,028	$55,813	$63,943	$3,942	$923,491

	Residential	Home Equity Lines	Residential	Other Loans to				Total
	Mortgage	of Credit	Construction	Individuals				Consumer
Pass	$170,624	$140,263	$45,717	$24,244				$380,848
Special mention	1,433	2,710	539	369				5,051
Classified	2,723	3,511	243	112				6,589
Total	$174,780	$146,484	$46,499	$24,725				$392,488

Total Loans								$1,315,979

The following table presents, by class, an aging analysis of the Company’s accruing and nonaccruing loans as of September 30, 2013.

	30-59	60-89	Past Due
	Days	Days	90 Days	PCI
	Past Due	Past Due	or More	Loans	Current	Total Loans
	(dollars in thousands)
As of September 30, 2013
Commercial:
Commercial and industrial	$340	$221	$37	$6,488	$124,437	$131,523
CRE - owner-occupied	-	-	674	39,545	233,121	273,340
CRE - investor income producing	15	41	180	64,087	307,580	371,903
AC&D - 1-4 Family Construction	-	-	-	1,314	21,714	23,028
AC&D - CRE Construction	-	-	-	1,930	53,883	55,813
AC&D - Lots and Land	-	-	542	25,921	37,480	63,943
Other commercial	-	-	-	142	3,799	3,941
Total commercial loans	355	262	1,433	139,427	782,014	923,491

Consumer:
Residential mortgage	-	33	1,926	34,784	138,037	174,780
Home equity lines of credit	311	263	2,143	1,736	142,031	146,484
Residential construction	-	38	40	7,459	38,962	46,499
Other loans to individuals	20	2	2	1,356	23,345	24,725
Total consumer loans	331	336	4,111	45,335	342,375	392,488
Total loans	$686	$598	$5,544	$184,762	$1,124,389	$1,315,979

United States Securities and Exchange Commission

January 23, 2014

Page | 12

The table below presents impaired loans, by class, and the corresponding allowance for loan losses at September 30, 2013.

	September 30, 2013
		Unpaid	Related
	Recorded	Principal	Allowance For
	Investment	Balance	Loan Losses
	(dollars in thousands)
Impaired Loans with No Related Allowance Recorded:
Commercial:
Commercial and industrial	$226	$2,125	$-
CRE - owner-occupied	2,117	3,426	-
CRE - investor income producing	180	5,245	-
AC&D - 1-4 Family Construction	-	149	-
AC&D - CRE Construction	-	-	-
AC&D - Lots and Land	2,275	9,625	-
Other commercial	153	196	-
Total commercial loans	4,951	20,766	-
Consumer:
Residential mortgage	3,616	4,384	-
Home equity lines of credit	1,035	3,481	-
Residential construction	-	1,441	-
Other loans to individuals	60	104	-
Total consumer loans	4,711	9,410	-
Total impaired loans with no related allowance recorded	$9,662	$30,176	$-

Impaired Loans with an Allowance Recorded:
Commercial:
Commercial and industrial	$100	$110	$16
CRE - owner-occupied	149	164	24
CRE - investor income producing	3,670	3,674	202
AC&D - 1-4 Family Construction	-	-	-
AC&D - CRE Construction	-	-	-
AC&D - Lots and Land	-	-	-
Other commercial	-	-	-
Total commercial loans	3,919	3,948	242
Consumer:
Residential mortgage	1,335	1,398	182
Home equity lines of credit	2,252	2,309	509
Residential construction	79	81	13
Other loans to individuals	2	4	-
Total consumer loans	3,668	3,792	704
Total impaired loans with an allowance recorded	$7,587	$7,740	$946

Total Impaired Loans:
Commercial:
Commercial and industrial	$326	$2,235	$16
CRE - owner-occupied	2,266	3,590	24
CRE - investor income producing	3,850	8,919	202
AC&D - 1-4 Family Construction	-	149	-
AC&D - CRE Construction	-	-	-
AC&D - Lots and Land	2,275	9,625	-
Other commercial	153	196	-
Total commercial loans	8,870	24,714	242
Consumer:
Residential mortgage	4,951	5,782	182
Home equity lines of credit	3,287	5,790	509
Residential construction	79	1,522	13
Other loans to individuals	62	108	-
Total consumer loans	8,379	13,202	704

Total impaired loans	$17,249	$37,916	$946

United States Securities and Exchange Commission

January 23, 2014

Page | 13

The average recorded investment and interest income recognized on impaired loans, by class, for the three and nine months ended September 30, 2013 is shown in the table below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013		2013
	Average	Interest	Average	Interest
	Recorded	Income	Recorded	Income
	Investment	Recognized	Investment	Recognized
	(dollars in thousands)
Impaired Loans with No Related Allowance Recorded:
Commercial:
Commercial and industrial	$219	$4	$345	$4
CRE - owner-occupied	2,033	93	1,903	93
CRE - investor income producing	180	-	1,816	-
AC&D - 1-4 Family Construction	-	-	-	-
AC&D - CRE Construction	-	-	-	-
AC&D - Lots and Land	2,300	58	3,982	181
Other commercial	154	-	160	-
Total commercial loans	4,886	155	8,206	278
Consumer:
Residential mortgage	2,876	14	2,207	46
Home equity lines of credit	1,139	16	1,183	16
Residential construction	-	-	24	-
Other loans to individuals	62	1	68	3
Total consumer loans	4,077	31	3,482	65
Total impaired loans with no related allowance recorded	$8,963	$186	$11,688	$343

Impaired Loans with an Allowance Recorded:
Commercial:
Commercial and industrial	$437	$-	$516	$1
CRE - owner-occupied	74	-	30	-
CRE - investor income producing	3,675	37	2,192	112
AC&D - 1-4 Family Construction	-	-	-	-
AC&D - CRE Construction	-	-	-	-
AC&D - Lots and Land	125	-	50	-
Other commercial	-	-	-	-
Total commercial loans	4,311	37	2,788	113
Consumer:
Residential mortgage	1,283	10	1,241	26
Home equity lines of credit	1,431	1	876	2
Residential construction	40	1	16	1
Other loans to individuals	3	-	1	-
Total consumer loans	2,757	12	2,134	29
Total impaired loans with an allowance recorded	$7,068	$49	$4,922	$142

Total Impaired Loans:
Commercial:
Commercial and industrial	$656	$4	$861	$5
CRE - owner-occupied	2,107	93	1,933	93
CRE - investor income producing	3,855	37	4,008	112
AC&D - 1-4 Family Construction	-	-	-	-
AC&D - CRE Construction	-	-	-	-
AC&D - Lots and Land	2,425	58	4,032	181
Other commercial	154	-	160	-
Total commercial loans	9,197	192	10,994	391
Consumer:
Residential mortgage	4,159	24	3,448	72
Home equity lines of credit	2,570	17	2,059	18
Residential construction	40	1	40	1
Other loans to individuals	65	1	69	3
Total consumer loans	6,834	43	5,616	94

Total impaired loans	$16,031	$235	$16,610	$485

United States Securities and Exchange Commission

January 23, 2014

Page | 14

The recorded investment in nonaccrual loans at September 30, 2013:

September 30,
2013
(dollars in thousands)
Commercial:
Commercial and industrial	$256
CRE - owner-occupied	539
CRE - investor income producing	213
AC&D - Lots and Land	542
Other commercial	153
Total commercial loans	1,703
Consumer:
Residential mortgage	2,456
Home equity lines of credit	2,576
Residential construction	40
Other loans to individuals	3
Total consumer loans	5,075
Total nonaccrual loans	$6,778

The following tables represent a breakdown of the types of concessions made by loan class for the three and nine month period ended September 30, 2013.

	Three months ended September 30, 2013			Nine months ended September 30, 2013
(dollars in thousands)	Number of loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Below market interest rate
Residential mortgage	-	$-	$-	1	$43	$43
Total	-	-	-	1	43	43

Extended payment terms
AC&D - Lots and Land	-	-	-	1	962	962
Total	-	-	-	1	962	962

Total	-	$-	$-	2	$1,005	$1,005

United States Securities and Exchange Commission

January 23, 2014

Page | 15

6.

We note your disclosure that, as a result of further segregation of the AC&D portfolio, it resulted in a decrease in the AC&D quantitative reserve of $1.2 million from June 30, 2013 and $1.8 million from December 31, 2012. We further note your disclosure that this quantitative decrease was offset by quantitative increases in other loan portfolios. Please tell us, and revise future filings, to disclose more clearly the specific changes you made to your methodology from the prior period and your rationale for that change. Refer to ASC 310-10-50-11B.a.3. Please be specific and detailed in your response.

The Company respectfully submits to the Staff that at September 30, 2013, when the Company changed its methodology related to the AC&D portfolio as noted above, it did consider ASC 310-10-50-11B.a.3. As illustrated in the revised tables set forth above in the Company’s response to Comment 5, the credit quality indicators are very different for the three classes of AC&D loans (excluding purchased credit-impaired loans). Further, as disclosed and discussed on page 54 of the Form 10-Q in MD&A, current loan origination is focused on 1 – 4 family residential construction for retail customers, 1 – 4 family residential home construction to selected well-qualified builders as well as owner-occupied commercial build-to-suit properties. The modifications to the quantitative component of the allowance are reflective of these considerations.

The Company’s allowance for loan losses has evolved over the past several years, following the public offering of Park Sterling Bank in August 2010, the subsequent holding company reorganization on January 1, 2011, and the acquisitions of Community Capital in 2011 and Citizens South in 2012. First, as disclosed in the Form 10-Q and the Form 10-K, during the fourth quarter of 2011, the Company modified the quantitative component of the allowance, which was first introduced in 2010, to segregate loans by product type in addition to the previous segregation by internal risk grade. The modifications to the quantitative component in the third quarter of 2013 to segregate of the AC& D portfolio by collateral type reflect further refinement of this aspect of the quantitative component and are reflective of the distinctions in credit quality indicators for the three collateral types of AC&D loans as well as the Company’s present origination activities.

Also in the fourth quarter of 2011 and as disclosed in the Form 10-Q and the Form 10-K, management completed its previously disclosed project to collect and evaluate internal loan loss data and began incorporating the Company’s historical loss experience in the quantitative component of its allowance. Previously, given the Company’s limited operating history, this component of the allowance for loan losses was based on the historical loss experience of comparable institutions. The historical look back period is estimated by loan type and the Company applies the appropriate historical loss period which best reflects the inherent loss in the portfolio considering prevailing market conditions. As the Company has continued to build sufficient loss history, the look back periods have shifted to incorporate this loss history. The changes in the look back periods in the third quarter of 2013 thus reflect this additional loss history.

In future filings, the Company will include the following table in its disclosures to specifically identify the various changes in look-back periods:

United States Securities and Exchange Commission

January 23, 2014

Page | 16

The following table presents the look back periods used at the dates noted:

	September 30,	June 30,	December 31,
	2013	2013	2012
Look back periods (# of quarters)
Commercial and industrial	15	15	8
CRE - owner-occupied	Minimum	Minimum	8
CRE - investor income producing	15	12	8
AC&D - 1-4 family	15	15	12
AC&D - Lots & Land	15	15	12
AC&D - CRE	Minimum	15	12
Other Commercial	Minimum	Minimum	Minimum
Residential mortgage	12	12	12
Home equity lines of credit	12	12	8
Residential construction	11	10	12
Other loans to individuals	Minimum	Minimum	Minimum

Item 11. Executive Compensation

7.

Please provide your legal analysis for only disclosing compensation for four of your executive officers. Specifically advise whether any other employees, including those of your subsidiaries, received total compensation in excess of FY 2013 $100,000 during the previous fiscal year. Refer to item 402(a)(3)(iii) of Regulation S-K and the corresponding Instructions to Item 402(a)(3).

The Company notes that Item 402(a)(3)(iii) of Regulation S-K and related instructions require the Company to provide compensation information in its Summary Compensation Table and other related compensation information for its three most highly compensated executive officers whose total compensation exceeds $100,000, in addition to its principal executive officer and principal financial officer. Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-7 under the Securities Exchange Act of 1934, as amended (collectively, the “Rules”), define “executive officer” to mean a company’s president, any vice president in charge of a principal business unit, division or function, any other officer who performs a policy making function, or any other person who performs similar policy making functions for the company, noting that executive officers of subsidiaries may be deemed executive officers of the company if they perform such policy making functions.

The Company does have employees in addition to those included in the 2012 Form 10-K as executive officers that received total compensation in excess of $100,000 during fiscal 2012. However, none of these persons constitutes a “vice president in charge of a principal business unit, division or function (such as sales, administration or finance)” or otherwise performs a policy making function for the Company. The Company’s Board of Directors, in the exercise of its business judgment, annually considers and designates the members of the Company’s management team who qualify as executive officers within the meaning of the Rules. The persons designated as executive officers for this purpose were disclosed in the 2012 Form 10-K under Part III, Item 10, as required by Item 401(b) of Regulation S-K: James C. Cherry, Chief Executive Officer; Bryan F. Kennedy III, President; David L. Gaines, Executive Vice President and Chief Financial Officer, and Nancy J. Foster, Executive Vice President and Chief Risk Officer. These persons constituted the Company’s only executive officers at December 31, 2012 or any time during fiscal 2012. Accordingly, the Company respectfully advises the Staff that the Company has included 2012 compensation information for all persons required by Item 402(a)(3).

United States Securities and Exchange Commission

January 23, 2014

Page | 17

The Company supplementally advises the Staff that, effective January 6, 2014, the Bank has hired an additional employee, Mark Ladnier, who will be responsible for the Company’s deposit operations, loan operations and information technology, as reported in the Company’s Current Report on Form 8-K filed January 7, 2014.  These areas had previously reported to Mr. Gaines. The Company anticipates that Mr. Ladnier also will be considered an executive officer of the Company and as such would be disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as an executive officer.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing is responsive to the comments and questions raised by the Staff in its Comment Letter. If you have further questions or require additional clarifying information, please call the undersigned at 704-323-4302. Thank you.

Sincerely,

/s/ David L. Gaines

David L. Gaines

Executive Vice President, Chief Financial Officer and Treasurer

cc:	James C. Cherry
P. Christian Scheurer